# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Couchbase, Inc., CIK 0001845022
CUSIP: 22207T101
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 3155 Olsen Drive, San Jose, California (CA), 95117
Date of event which requires filing of this statement: 06/20/2025
Amends the filing with accession number 0001641172-25-001009
Filed by CIK 0002022284
Persons authorized to receive notices and communications: Della P. Richardson, 405 Colorado Street, Suite 1600, Austin, Texas (TX), 78701, 512-987-7314

## Reporting persons
- Haveli Investments, L.P. (CIK 0002022284): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 5,195,601; sole dispositive power 0; shared dispositive power 5,195,601; aggregate amount beneficially owned 5,195,601 (9.6% of the class)
- Haveli Cascade Aggregator, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 5,195,601; sole dispositive power 0; shared dispositive power 5,195,601; aggregate amount beneficially owned 5,195,601 (9.6% of the class)
- Haveli Cascade Aggregator GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 5,195,601; sole dispositive power 0; shared dispositive power 5,195,601; aggregate amount beneficially owned 5,195,601 (9.6% of the class)
- Haveli Investments Software Fund I GP, LLC (CIK 0002022122): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 5,195,601; sole dispositive power 0; shared dispositive power 5,195,601; aggregate amount beneficially owned 5,195,601 (9.6% of the class)
- Haveli Software Management LLC (CIK 0002022117): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 5,195,601; sole dispositive power 0; shared dispositive power 5,195,601; aggregate amount beneficially owned 5,195,601 (9.6% of the class)
- Haveli Investment Management LLC (CIK 0002022286): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 5,195,601; sole dispositive power 0; shared dispositive power 5,195,601; aggregate amount beneficially owned 5,195,601 (9.6% of the class)
- Whanau Interests LLC (CIK 0002022120): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 5,195,601; sole dispositive power 0; shared dispositive power 5,195,601; aggregate amount beneficially owned 5,195,601 (9.6% of the class)
- Brian N. Sheth (CIK 0001782665): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 5,195,601; sole dispositive power 0; shared dispositive power 5,195,601; aggregate amount beneficially owned 5,195,601 (9.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.00001 par value per share
Name of issuer: Couchbase, Inc.
Address of issuer's principal executive offices: 3155 Olsen Drive, San Jose, California (CA), 95117
Comment: This Amendment No. 2 to Schedule 13D ("Amendment No. 2") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on March 27, 2025 (as amended to date, the "Schedule 13D"), relating to the common stock, $0.00001 par value per share (the "Common Stock"), of Couchbase, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Merger Agreement

On June 20, 2025, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Cascade Parent Inc. ("Parent") and Cascade Merger Sub Inc. ("Merger Sub"). The Merger Agreement provides that, subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Issuer (the "Merger"), with the Issuer continuing as the surviving corporation of the Merger and a wholly owned subsidiary of Parent (the "Surviving Corporation"). Parent and Merger Sub are affiliates of Haveli Investments, L.P. ("Investments").

Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each issued and outstanding share of Common Stock (subject to certain exceptions, including shares of Common Stock held by Parent or Merger Sub, or held by stockholders of the Issuer who have not voted in favor of the adoption of the Merger Agreement or the Merger nor consented to the Merger and have properly demanded appraisal rights of such shares in accordance with Section 262 of the General Corporation Law of the State of Delaware (the "DGCL")) will be automatically converted into the right to receive cash in an amount equal to $24.50, without interest (the "Per Share Price").

Pursuant to the Merger Agreement, at the Effective Time, each award of restricted stock units of the Issuer subject solely to time-based vesting (an "Issuer RSU Award") that is outstanding and vested (but not yet settled) or vests at the Effective Time will automatically be cancelled and converted solely into the right to receive an amount in cash (without interest) equal to (1) the total number of shares of Common Stock subject to such vested Issuer RSU Award immediately prior to the Effective Time, multiplied by (2) the Per Share Price, subject to applicable withholding taxes. Each Issuer RSU Award that is not vested at the Effective Time will be automatically cancelled and converted solely into the contingent right to receive an aggregate amount in cash (without interest) equal to (1) the total number of shares of Common Stock subject to such unvested Issuer RSU Award immediately prior to the Effective Time, multiplied by (2) the Per Share Price, subject to applicable withholding taxes, which resulting payment will be subject to the same terms and conditions as applied to such unvested Issuer RSU Award immediately prior to the Effective Time.

Pursuant to the Merger Agreement, prior to the Effective Time, the Board of Directors of the Issuer (the "Board") (or the compensation committee of the Board) will review and certify, if applicable, the achievement of performance criteria applicable to each outstanding award of restricted stock units of the Issuer subject to performance-based vesting (an "Issuer PSU Award"), and at the Effective Time, each Issuer PSU Award that is fully vested (but not yet settled) or vests at the Effective Time will automatically be cancelled and converted into the right to receive an amount in cash (without interest) equal to (1) the total number of shares of Common Stock subject to such vested Issuer PSU Award immediately prior to the Effective Time (as determined in accordance with the terms of the applicable award agreement), multiplied by (2) the Per Share Price, subject to applicable withholding taxes. Each Issuer PSU Award that is not vested at the Effective Time will be automatically cancelled and converted into the contingent right to receive an aggregate amount in cash (without interest) equal to (1) the total number of shares of Common Stock subject to such unvested Issuer PSU Award immediately prior to the Effective Time (as determined in accordance with the terms of the applicable award agreement), multiplied by (2) the Per Share Price, subject to applicable withholding taxes, which resulting payment will vest on the first to occur following the closing of the Merger (the "Closing") of March 15, June 15, September 15 or December 15, subject to the holder of such right to receive such cash payment continuing to provide services to Parent, the Surviving Corporation, or one of their affiliates through such date, subject to any other terms and conditions as applied to such unvested Issuer PSU Award immediately prior to the Effective Time.

Pursuant to the Merger Agreement, at the Effective Time, each outstanding option to purchase shares of Common Stock that is vested at the Effective Time will automatically be cancelled and converted solely into the right to receive (without interest) an amount in cash equal to (1) the total number of shares of Common Stock subject to such vested option multiplied by (2) the excess, if any, of the Per Share Price over the exercise price per share of Common Stock under such vested option, subject to applicable withholding taxes. Each outstanding option to purchase shares of Common Stock that is not vested at the Effective Time will automatically be cancelled and converted solely into the contingent right to receive (without interest) an amount in cash equal to (1) the total number of shares of Common Stock subject to such unvested option immediately prior to the Effective Time, multiplied by (2) the excess, if any, of the Per Share Price over the exercise price per share of such unvested option, subject to applicable withholding taxes, which resulting payment will be subject to the same terms and conditions as applied to such unvested options immediately prior to the Effective Time. Any option to purchase shares of Common Stock that has an exercise price per share that is greater than or equal to the Per Share Price will be automatically cancelled at the Effective Time for no consideration or payment.

Pursuant to the Merger Agreement, at the Effective Time, each of the Issuer's outstanding warrants (an "Issuer Warrant") will be cancelled and converted into the right to receive (without interest) an amount in cash equal to (1) the total number of shares of Common Stock subject to the Issuer Warrant multiplied by (2) the excess, if any, of the Per Share Price over the exercise price per share of Common Stock under such Issuer Warrant.

Completion of the Merger is subject to customary closing conditions, including (1) the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the voting power of outstanding shares of Common Stock; (2) the absence of any law or order materially restraining or materially impairing the consummation of the Merger; and (3) certain specified regulatory clearances, including the expiration or termination of the applicable waiting period under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

The Merger Agreement contains customary representations, warranties and covenants made by each of the Issuer, Parent and Merger Sub, including, among others, covenants by the Issuer regarding the conduct of its business prior to the Closing.

If the Merger is consummated, the Common Stock will be delisted from The Nasdaq Stock Market LLC and deregistered under the Securities Exchange Act of 1934.

Pursuant to the terms of a "go-shop" provision in the Merger Agreement, during the period beginning on the date of the Merger Agreement and ending at 11:59 p.m., Eastern time, on June 23, 2025, the Issuer and its representatives were permitted to: (A) solicit the submission of an alternative acquisition proposal from third parties; (B) provide non-public information to such third parties (subject to promptly making such information available to Parent); and (C) engage in discussions and negotiations with such third parties regarding alternative acquisition proposals. Beginning on 12:00 a.m., Eastern time, on June 24, 2025 (the "No-Shop Period Start Date"), the Issuer became subject to customary "no-shop" restrictions on its ability (and the ability of its subsidiaries and representatives) to (1) solicit alternative acquisition proposals from third parties; (2) subject to certain exceptions, furnish non-public information relating to the Issuer to third parties in connection with an alternative acquisition proposal; and (3) subject to certain exceptions, participate or engage in discussions or negotiations with third parties regarding alternative acquisition proposals. In addition, the Issuer has agreed that, subject to certain exceptions, the Board will not withdraw its recommendation that the Issuer's stockholders vote to adopt the Merger Agreement and approve the Merger.

Either the Issuer or Parent may, subject to certain exceptions, terminate the Merger Agreement if (1) the Effective Time has not occurred by 11:59 p.m. on December 20, 2025 (which date may be extended under certain circumstances), (2) a governmental authority of competent jurisdiction has issued a final and non-appealable governmental order, or enacted a law, materially restraining or materially impairing the consummation of the Merger, or (3) the Issuer's stockholders fail to adopt the Merger Agreement at a special meeting of stockholders at which a vote is taken on the adoption of the Merger Agreement and approval of the Merger. The Issuer may terminate the Merger Agreement in certain additional limited circumstances, including to allow the Issuer to enter into an agreement providing for an alternative acquisition transaction that constitutes a Superior Proposal (as defined in the Merger Agreement). Parent may terminate the Merger Agreement in certain additional limited circumstances, including if the Board withdraws its recommendation that the Issuer's stockholders vote to adopt the Merger Agreement.

Upon termination of the Merger Agreement under specified circumstances, the Issuer will be required to pay Parent a termination fee of $42,000,000. Specifically, this termination fee is payable by the Issuer to Parent if the Merger Agreement is terminated by (1) Parent following the Board's determination to change its recommendation with respect to the Merger; or (2) the Issuer following the decision by the Board to authorize the acceptance of a Superior Proposal in accordance with the terms of the Merger Agreement (provided, that the termination fee will be $21,000,000 if (x) prior to the No-Shop Period Start Date, the Issuer terminates the Merger Agreement to enter into a definitive agreement with respect to a Superior Proposal, or (y) after the No-Shop Period Start Date, the Issuer terminates the Merger Agreement to enter into a definitive agreement with respect to a Superior Proposal in respect of which the Issuer has delivered the notice to Parent prior to the No-Shop Period Start Date in accordance with the Merger Agreement). The termination fee will also be payable if (1) the Merger Agreement is terminated under certain circumstances; (2) prior to such termination (but after the date of the Merger Agreement) a proposal to acquire more than 50.1 percent of the Issuer has been publicly announced or publicly disclosed and not withdrawn or abandoned within a certain amount of time of the meeting of the Issuer's stockholders to vote on the adoption of the Merger Agreement; and (3) the Issuer subsequently enters into a definitive agreement providing for a transaction involving the acquisition of more than 50.1 percent of the Issuer within one year of such termination and such transaction is ultimately consummated.

Upon termination of the Merger Agreement under specified circumstances, Parent will be required to pay the Issuer a termination fee of $82,500,000. Specifically, this termination fee is payable by Parent to the Issuer if the Merger Agreement is terminated by (1) the Issuer's termination of the Merger Agreement if Parent fails to timely consummate the Merger after the satisfaction or waiver of certain closing conditions and the Issuer stands ready to consummate the Closing; and (2) the Issuer's termination of the Merger Agreement if Parent breaches its representations, warranties or covenants under the Merger Agreement such that there is a failure of certain conditions to the Merger that is not timely cured.

The Merger Agreement also provides that the Issuer, on one hand, or Parent and Merger Sub, on the other hand, may specifically enforce the obligations under the Merger Agreement, including the obligation to consummate the Merger if the conditions set forth in the Merger Agreement are satisfied.

Parent's and Merger Sub's aggregate liability for monetary damages for breaches of the Merger Agreement are capped at $82,500,000 plus certain reimbursement obligations and certain enforcement expenses, and the Issuer's liability for monetary damages for breaches of the Merger Agreement are capped at $42,000,000 plus certain enforcement expenses, in each case subject to limited exceptions set forth in the Merger Agreement.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as an exhibit hereto and is incorporated herein by reference. A copy of the Merger Agreement has been included to provide security holders with information regarding its terms and is not intended to provide any factual information about the Issuer, Parent, Merger Sub or their respective affiliates. The representations, warranties and covenants contained in the Merger Agreement have been made solely for the purposes of the Merger Agreement and as of specific dates; were made solely for the benefit of the parties to the Merger Agreement; are not intended as statements of fact to be relied upon by the Issuer's stockholders or other security holders, but rather as a way of allocating the risk between the parties in the event the statements therein prove to be inaccurate; have been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Merger Agreement, which disclosures are not reflected in the Merger Agreement itself; may no longer be true as of a given date; and may apply standards of materiality in a way that is different from what may be viewed as material by the Issuer's stockholders or other security holders. The Issuer's stockholders and other security holders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Issuer, Parent, Merger Sub or their respective affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Issuer's public disclosures. The Merger Agreement should not be read alone but should instead be read in conjunction with the other information regarding the Merger Agreement, the Merger, the Issuer, Parent, Merger Sub, their respective affiliates and their respective businesses, that will be contained in, or incorporated by reference into, the transaction proxy statement that the Issuer will file, as well as in the Forms 10-K, Forms 10-Q, Forms 8-K and other filings that the Issuer has made or will make with the SEC.

Equity Commitment Letter

Pursuant to an equity commitment letter, dated June 20, 2025 (the "Equity Commitment Letter"), investment funds managed by Investments (the "Buyer Funds") committed to provide Parent, at the consummation of the Merger, with an equity contribution to pay the cash amounts set forth therein for the purpose of funding up to the full amount of the aggregate merger consideration payable and all related fees and expenses related to the Merger, subject to the terms and conditions of the Equity Commitment Letter. The Issuer is a third party beneficiary of the Equity Commitment Letter and is entitled to enforce the investment commitment, on the terms and subject to the conditions set forth therein. In addition, the Buyer Funds have entered into limited guarantees with the Issuer, pursuant to which the Buyer Funds have guaranteed the obligations of Parent and Merger Sub to pay the termination fee payable by Parent in the event such termination fee becomes payable and certain reimbursement obligations under the Merger Agreement, on the terms and subject to the conditions set forth therein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover pages is incorporated by reference into this Item 5.

The ownership information presented herein represents beneficial ownership of Common Stock as of the date hereof, based 54,084,446 shares of Common Stock outstanding as of May 30, 2025, as disclosed in the Issuer's Annual Report on Form 10-Q filed with the SEC on June 4, 2025.

Cascade Aggregator is the record holder of the shares reported herein. Mr. Sheth is the managing member of Whanau, which is the general partner of Investments, which is the sole member of Investment Management, which is the sole member of Software Management, which is the investment adviser to Software Fund I GP, which is the sole member of Cascade Aggregator GP, which is the general partner of Cascade Aggregator. As a result of these relationships, each of the foregoing may be deemed to share beneficial ownership of the securities held of record by Cascade Aggregator.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: Other than as described in Item 4, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified above in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and

Item 4 above summarizes certain provisions of the Merger Agreement, which summary is incorporated into this Item 6 by reference. Such summary does not purport to be complete and is qualified by the full text of the Merger Agreement, a copy of which is attached as an exhibit to this
Schedule 13D and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 2: Agreement and Plan of Merger, dated June 20, 2025, among Cascade Parent Inc., Cascade Merger Sub Inc. and Couchbase, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer's Form 8-K filed on June 20, 2025).

## Signatures
- Haveli Investments, L.P.: By: Whanau Interests LLC, /s/ Brian N. Sheth, Brian N. Sheth, Managing Member (06/24/2025)
- Haveli Cascade Aggregator, L.P.: By: Haveli Cascade Aggregator GP LLC, By: Haveli Investments Software Fund I GP, LLC, By: Whanau Interests LLC, /s/ Brian N. Sheth, Brian N. Sheth, Managing Member (06/24/2025)
- Haveli Cascade Aggregator GP LLC: By: Haveli Investments Software Fund I GP, LLC, By: Whanau Interests LLC, /s/ Brian N. Sheth, Brian N. Sheth, Managing Member (06/24/2025)
- Haveli Investments Software Fund I GP, LLC: By: Whanau Interests LLC, /s/ Brian N. Sheth, Brian N. Sheth, Managing Member (06/24/2025)
- Haveli Software Management LLC: /s/ Brian N. Sheth, Brian N. Sheth, Manager (06/24/2025)
- Haveli Investment Management LLC: /s/ Brian N. Sheth, Brian N. Sheth, Manager (06/24/2025)
- Whanau Interests LLC: /s/ Brian N. Sheth, Brian N. Sheth, Managing Member (06/24/2025)
- Brian N. Sheth: /s/ Brian N. Sheth, Brian N. Sheth (06/24/2025)